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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number  0-23570
                                                                   ------------
                          NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  July 31, 1999
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

Full name of registrant   JUST FOR FEET, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
  7400 Cahaba Valley Road
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City, State and Zip Code   Birmingham, Alabama 35242
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                        PART II--RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III--NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Quarterly Report on From 10-Q for the quarter ended July 31, 1999 of Just For Feet, Inc. (the "Company") cannot be timely filed, without unreasonable effort or expense, because, as previously announced, the Company is in the process of finalizing a new credit facility to replace its existing credit facility. Consummation of the new credit facility, which is expected within 3 - 5 days, will have a material impact on the discussion of the Company's liquidity to be contained in the Form 10-Q.
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                          PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Peter J. Berman                 (205)             408-3000
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              (Name)                  (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Company expects to report a 28.8% increase in net sales from $175.3 million for the quarter ended July 31, 1998 to $225.8 million for the quarter ended July 31, 1999. The Company expects to report a net loss of $25.9 million (($0.83) per diluted share) for the quarter ended July 31, 1999 compared to net earnings of $8.0 million ($0.25 per diluted share) for the quarter ending July 31, 1998. The increase in net sales was primarily attributable to the opening of 58 new superstores and 68 new specialty stores since July 31, 1998 and an increase in comparable store sales of 0.9%. The net loss in the second quarter of fiscal 1999 was primarily due to lower gross margins and higher store operating and net interest expenses resulting from the carrying costs of and efforts to alleviate significant amounts of excess inventory.

                              Just For Feet, Inc.
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                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    September 14, 1999              By  /s/ Peter J. Berman
    ----------------------------------    --------------------------------------

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.